FORM 4

    ( x )  Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
      Autoliv ASP, Inc.
      3350 Airport Road
      Ogden, Utah 84405

   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol
      New Morton International, Inc.     Trading Symbol - MII
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
      36-3640053
   ____________________________________________________________________________
   4. Statement for Month/Year
      May 1997
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)

   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    (   ) DIRECTOR
    ( x ) 10% OWNER
    (   ) OFFICER (GIVE TITLE BELOW)
    (   ) OTHER (SPECIFY TITLE BELOW)

_____________________________________________________

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    ( x ) Form filed by One Reporting Person
    (   ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)
      Common Stock, par value $1.00 per share
   ____________________________________________________________________________
   2. Transaction Date (Month/Day/Year)
      April 30, 1997
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)
      J
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      D
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
      0
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)

   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)

   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)

   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)

   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________


   EXPLANATION OF RESPONSES:

   On April 30, 1997, as contemplated by the Distribution Agreement, dated as of April 30, 1997, by and among Morton International, Inc., an Indiana corporation ("Morton") and New Morton International, Inc., an Indiana corporation ("New Morton"), the 100 shares of New Morton Common Stock, par value $1.00 per share ("New Morton Common Stock"), owned by Morton were split (the "Stock Split") in the form of a stock dividend into a number of shares of New Morton Common Stock equal to the number of shares of common stock of Morton outstanding at such date. Immediately after the Stock Split, Morton distributed all of its shares of New Morton Common Stock to its shareholders, and as a result Morton no longer owned any shares of New Morton Common Stock. On May 1, 1997, pursuant to the Combination Agreement, dated as of November 25, 1996, by and among Autoliv AB, a corporation organized under the laws of the Kingdom of Sweden, Morton, Autoliv, Inc., a Delaware corporation, and ASP Merger Sub Inc., a Delaware corporation, Morton changed its name to Autoliv ASP, Inc.




   /s/ Autoliv ASP, Inc. by H. Steven Hoisington     06/10/97
   (Vice President-Legal Affairs,                    DATE
   General Counsel and Secretary)
   **  SIGNATURE OF REPORTING PERSON

   _____________________________

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).